UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the annual period ended: **December 31, 2004**

Commission File Number: **001-10559**

DARK DYNAMITE, INC.

(Exact name of registrant as specified in its charter.)

Nevada	**65-1021346**
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
63 West 100 South, 2ND FL Studio, Salt Lake City, UT	**84101**
(Address of principal executive offices)	(Zip Code)

801-746-3435
(Registrant's telephone number including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [**X**] NO [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [**X**].

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practical date: Common Stock, $.0001 Par Value – 1,661,128 (post reverse) shares as of May 13, 2005. Number of shares of preferred stock outstanding as of May 13, 2005: 5,000,000.

The Issuer's total revenues for the year ended December 31, 2004 were $19,523.

The aggregate market value of the registrant's common stock, $0.0001 par value (the only class of voting stock), held by non-affiliates was approximately $38,204 based on the average closing bid and asked prices for the Common Stock on May 12, 2005.

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

History

As used in this Annual Report, the terms "we", "us", "our," the “Registrant,” “DDI” and the "Company" mean, Dark Dynamite, Inc., a Nevada corporation, formerly known as NCI Holdings, Inc., Vector Holding, Inc., and prior to June 26, 2002, Vector Aeromotive Corporation. These terms also refer to the Company’s subsidiary corporation, Black Chandelier, Inc. The Company was originally incorporated in September 1987.

On April 8, 2003, the Company, under prior management, retroactively approved the sale of its 100% interest in Bestfoodonline.com, Inc. (Bestfood) to Miami Venture Capital for $10, effective as of December 30, 2002. The purpose of the disposition was to further streamline the Company by eliminating any lingering management issues, liabilities and other complications which may have involved Bestfood. The sale of Bestfood to MVC also provides further separation from the Company’s former president. Bestfood was considered by new management to be a burden on the Company and was not considered a viable operating company with any substantive beneficial future prospects for the Company. The Registrant was thus without significant operations for the year ended December 31, 2003.

On March 15, 2004, Jared Gold assumed the role of president, director, and C.E.O of the Company. Gold gained a controlling interest in the Company as a result of exchanging his 100% interest in Black Chandelier Inc., for 70,000,000 shares (35 post-reverse split shares) of the Company’s restricted common stock, which constituted approximately 96% of the issued and outstanding shares of common stock at the time of issuance.

The acquisition of Black Chandelier was the first in a series of planned transactions designed to grow Dark Dynamite into a multifaceted lifestyles company. Commensurate with this goal, Dark Dynamite underwent a series of changes including the name change from NCI Holdings, Inc., to Dark Dynamite, Inc.

On November 8, 2004, the Company approved and submitted for filing with the Nevada Secretary of State’s Office a Certificate of Change Pursuant to NRS 78.209 to carry out a reverse stock split of the Company’s common stock on a one (1) for two thousand (2,000) basis. This action reduced the number of authorized shares of common stock from Five Billion (5,000,000,000) to Two Million Five Hundred Thousand (2,500,000), par value $0.0001 per share. All fractional shares that resulted from the reverse split were rounded up to the next whole share. The effective date of the stock split was November 17, 2004.

On November 11, 2004, the Company filed an Amendment to its articles of incorporation increasing the number of authorized shares of its Common Stock from 2,500,000 to 5,000,000,000, and restating the par value to $0.0001 per share. The number of preferred shares authorized will remain at 5,000,000, with a $0.001 par value per share. Upon the filing of the

Amended Articles of Incorporation, the Company was authorized to issue 5,000,000,000 shares of common stock, $0.0001 par value per share.

Subsequent Events

On March 17, 2005, the Company approved and submitted for filing with the Nevada Secretary of State's Office a Certificate of Change Pursuant to NRS 78.209 to carry out a reverse stock split of the Company's common stock on a one (1) for one thousand (1,000) basis. This action reduced the number of authorized shares of common stock from Five Billion (5,000,000,000) to Five Million (5,000,000), par value $0.0001 per share. All fractional shares that resulted from the reverse split are rounded up to the next whole share. The effective date of the stock split was March 28, 2005.

Business of Issuer

Dark Dynamite, Inc. is a lifestyle company that produces clothing, candles, skateboards and active-wear. The Company's mission is to offer products designed with deliberateness and wild inspiration that indulge an individual's innate drive to be unique. The overarching concept is to provide the consumer with an affordable alternative to "mass-market" offerings by extending a product that conveys a sense of eccentricity that stands apart in quality, style and price, from much of the overpriced and homogenous fare currently being offered consumers by the mainstream apparel market.

Today, in the apparel and related industries, there is great demand for appealing and highly individualized styles of clothing and related items. This demand has come about as a result of the proliferation of mass retailers such as Target, Wal-Mart, K-Mart, and other marketers of highly standardized goods. This demand presents tremendous opportunities for the Company which will attempt to establish a niche market offering consumers a highly individualized product, unlike anything else being sold on the mainstream market, yet at an affordable price.

The acquisition of Black Chandelier, Inc., was the first in a series of anticipated transactions designed to grow Dark Dynamite into a multifaceted lifestyles company. Commensurate with this goal, the Company underwent a series of changes including a name change from NCI Holdings, Inc., to Dark Dynamite, Inc. The name change was made to better reflect the future direction of the Company. Dark Dynamite is a public company trading on the OTC Bulletin Board under the symbol DDYI.OB. Dark Dynamite has also completed the design of its initial web site: www.darkdynamite.com.

We are currently operating a staff of experienced artists and designers to develop and produce various apparel related products. We have relied heavily on an Employee Benefit Plan registered on a Form S-8 to hire, pay, and retain key employees, consultants and other permissible professionals who will play an integral part in the future success of Dark Dynamite. Pursuant to the Employee Benefit Plan, we have issued, and may continue to issue, a substantial number of shares and options for the benefit of Dark Dynamite's employees, consultants, and other personnel.